UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                               Denny's Corporation
------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
------------------------------------------------------------------------------
------------------------------------------------------------------------------
                         (Title of class of Securities)
                                    24869P104
                                 (CUSIP Number)

                                February 16, 2005

             ----------------------------------------------------

             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

[x]      Rule 13d-1(b)

[ ]      Rule 13d-1(c)

[ ]      Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                    -----------------------------------------
                                Page 1 of 4 Pages
                    -----------------------------------------

-----------------------------------           ---------------------------------
CUSIP NO. 24869P104                     13G   Page  2  of  4  Pages
-----------------------------------           ---------------------------------


---------- --------------------------------------------------------------------
    1      NAMES OR REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Name: Mellon HBV Alternative Strategies LLC
           13-4050836
---------- --------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)____
           (b)____
---------- --------------------------------------------------------------------
    3      SEC USE ONLY
---------- --------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
---------- --------------------------------------------------------------------
NUMBER OF                   5         SOLE VOTING POWER
SHARES                                8,719,773
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
                            --------- -----------------------------------------
                            6         SHARED VOTING POWER

                                      0
                            --------- -----------------------------------------
                            7         SOLE DISPOSITIVE POWER

                                      8,719,773
                            --------- ------------------------------------------
                            8         SHARED DISPOSITIVE POWER

                                      0
---------- ---------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,719,773
---------- ---------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
---------- ---------------------------------------------------------------------

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.7%
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IA
---------- ---------------------------------------------------------------------

*SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------------------          ---------------------------------
CUSIP NO. 24869P104                   13G    Page 3 of 4 Pages
-----------------------------------          ---------------------------------

Item 1.

(a)      Denny's Corporation

(b)      203 East Main Street, Spartanburg, SC 29319-9966


Item 2.

(a)      Mellon HBV Alternative Strategies LLC

(b)      200 Park Avenue, New York, NY 10166-3399

(c)      USA

(d)      Common Stock, $0.01 par value per share

(e)      24869P104


Item 3.


     If Statement is filed pursuant to Rules 13(d)-1(b) or 13d-2(b), check whether Person Filing is a:


     (a) [  ]  Broker or dealer registered under section 15 of the Act
                   (15 U.S.C. 78o);


    (b)  [  ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);


    (c)  [  ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);


    (d)  [  ]  Investment company registered under section 8 of the
                Investment Company Act of 1940 (15 U.S.C. 80a-8);


    (e)  [xx]  An investment adviser in accordance with
                sec.240.13d-1(b)(1)(ii)(E);


    (f)  [  ]  An employee benefit plan or endowment fund in accordance with sec.240.13d-1(b)(1)(ii)(F)


    (g)  [  ]  A parent holding company or control person in accordance with sec. 240.13d-1(b)(1)(ii)(G);


    (h)  [  ]  A savings association as defined in Section 3(b) of the
                Federal Deposit Insurance Act (12 U.S.C. 1813);


    (i)  [  ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14)
               of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

    (j) [  ]  Group, in accordance with sec.240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

(a)      Amount beneficially owned:         8,719,773

(b)      Percentage of Class:               9.7%


(c)      Number of share as to which such person has:

     (i)  Sole power to vote or direct the vote:               8,719,773

   (ii)   Shared power to vote or direct the vote:             0

   (iii)  Sole power to dispose or to direct the disposition:  8,719,773

   (iv)   Shared power to vote or to direct the disposition:   0

     The Reporting Person serves as investment advisor of Mellon HBV Master Rediscovered Opportunities Fund L.P., Mellon HBV Master Multi-Strategy Fund L.P., Axis RDO Ltd., Mellon HBV Capital Partners L.P., Mellon HBV Distressed Recovery Master Fund Ltd., Mellon HBV Leveraged Multi-Strategy Fund L.P., Mellon HBV Master U.S. Event Driven Funds L.P., Lyxor/Mellon HBV Rediscovered Opportunity Fund Ltd. and HFR DS Performance Master Trust (collectively, the "Clients"). The Reporting Person has sole voting and dispository power over the shares of Common Stock held by each such fund.


Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.


     Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.


Item 8.  Identification and Classification of Members of the Group.

     The Reporting Person serves as investment advisor of Mellon HBV Master Rediscovered Opportunities Fund L.P., Mellon HBV Master Multi-Strategy Fund L.P., Axis RDO Ltd., Mellon HBV Capital Partners L.P., Mellon HBV Distressed Recovery Master Fund Ltd., Mellon HBV Leveraged Multi-Strategy Fund L.P., Mellon HBV Master U.S. Event Driven Funds L.P., Lyxor/Mellon HBV Rediscovered Opportunity Fund Ltd. and HFR DS Performance Master Trust (collectively, the "Clients"). The Reporting Person has sole voting and dispositive power over the shares of Common Stock held by each such fund.

-----------------------------------         ---------------------------------
CUSIP NO. 24869P104                   13G   Page 4 of 4 Pages
-----------------------------------         ---------------------------------



Item 9.  Notice of Dissolution of Group.

Not applicable.


Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated: February 16 , 2005

         MELLON HBV ALTERNATIVE STRATEGIES LLC.


           By:  /s/ WILLIAM F. HARLEY III
          --------------------------------------------
          William F. Harley III
           President and Chief Executive Officer